UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Moolec Science SA announces the implementation of a reverse stock split of its ordinary shares, par value U.S.$0.01 per share (the “Shares”)

Moolec Science SA (the “Company”) announces the implementation of a reverse stock split, with effect from May 14, 2025, on the basis of 1 new Share for every 10 Shares held (the “Reverse Stock Split”), in accordance with the terms of the resolutions passed at the extraordinary general meeting of the shareholders of the Company (the “Redomiciliation EGM”), held on April 22, 2025, at 1:00 p.m. (Luxembourg time), and resolutions adopted by the board of directors of the Company on April 22, 2025, which resolved to approve a consolidation ratio of 10:1.

As a result of the Reverse Stock Split, every ten Shares then issued and outstanding will automatically, and without any action any holder thereof, be consolidated into one validly issued and non-assessable Share without any change of the par value per share. Accordingly, the number of issued and outstanding Shares will be reduced from 40,126,840 Shares to approximately 4,012,684 Shares, after the effectiveness of the Reverse Stock Split.

No fractional shares will be issued to any shareholder, and in lieu of issuing any such fractional shares, the fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole Share. Except for the adjustments that will result from the treatment of fractional shares, the Reverse Stock Split will not have any dilutive effect on our shareholders.

Upon the opening of the market on May 14, 2025, the new Shares resulting from the Reverse Stock Split will be admitted to trading on Nasdaq Capital Market under CUSIP code L64875 120.

The Reverse Stock Split is intended by the Company to regain compliance with a minimum bid price of U.S.$1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

Continental Stock Transfer & Trust Company, the Company’s transfer agent, with its registered office at 1 State Street 30th Floor, New York, NY 10004-1571, is acting as the transfer agent for the Reverse Stock Split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: April 29, 2025	By:	/s/ José Lopez Lecube
	Name:	José Lopez Lecube
	Title:	Chief Financial Officer

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